# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Expion Energy, Inc., CIK 0001894954
CUSIP: 30218B209
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2025 SW Deerhound Ave, Redmond, Oregon (OR), 97756
Date of event which requires filing of this statement: 08/21/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001927401
Persons authorized to receive notices and communications: Marc Greenberg, 510 Madison Avenue, 14th Floor, New York, New York (NY), 10022, 212-586-8224

## Reporting persons
- Five Narrow Lane, LP (CIK 0001927401): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 96,317; shared voting power 0; sole dispositive power 96,317; shared dispositive power 0; aggregate amount beneficially owned 96,317 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: Note to 7, 9, 11 and 13: The number of shares and the percentage are based on 962,335 shares of the Issuer's common stock, par value $0.001 per share ("Common Stock"), outstanding as of August 6, 2026 as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2026 filed on August 10, 2026 with the Securities and Exchange Commission. The securities are held of record by Five Narrow Lane LP ("FNL"), except that Five Narrow Lane General Partner, LLC, the General Partner of FNL, may be deemed to have sole voting and dispositive power over the securities, and Joseph Hammer and Arie Rabinowitz may be deemed to have shared voting and dispositive power over the securities.
  Note to 12: The aggregate amount in Row 11 represents the maximum amount of shares that the Reporting Person can beneficially own under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of the securities beneficially owned by the Reporting Person would exceed this restriction.
- Five Narrow Lane General Partner, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 96,317; shared voting power 0; sole dispositive power 96,317; shared dispositive power 0; aggregate amount beneficially owned 96,317 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: Note to 7, 9, 11 and 13: The number of shares and the percentage are based on 962,335 shares of the Issuer's common stock, par value $0.001 per share ("Common Stock"), outstanding as of August 6, 2026 as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2026 filed on August 10, 2026 with the Securities and Exchange Commission. The securities are held of record by Five Narrow Lane LP ("FNL"), except that Five Narrow Lane General Partner, LLC (the "General Partner") may be deemed to have sole voting and dispositive power over the securities, and Joseph Hammer and Arie Rabinowitz, the Co-Managing Members of the General Partner, may be deemed to have shared voting and dispositive power over the securities.
  Note to 12: The aggregate amount in Row 11 represents the maximum amount of shares that the Reporting Person can beneficially own under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of the securities beneficially owned by the Reporting Person would exceed this restriction.
- Joseph Hammer (CIK 0001576484): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 96,137; sole dispositive power 0; shared dispositive power 96,137; aggregate amount beneficially owned 96,137 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: Note to 8, 10, 11 and 13: The number of shares and the percentage are based on 962,335 shares of Common Stock outstanding as of August 6, 2026 as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2026 filed on August 10, 2026 with the Securities and Exchange Commission. The Reporting Person may be deemed to have shared voting and dispositive power over the securities with Arie Rabinowitz.
  Note to 12: The aggregate amount in Row 11 represents the maximum amount of shares that the Reporting Person can beneficially own under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of the securities beneficially owned by the Reporting Person would exceed this restriction.
- Arie Rabinowitz (CIK 0001934986): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 96,137; sole dispositive power 0; shared dispositive power 96,137; aggregate amount beneficially owned 96,137 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: Note to 8, 10, 11 and 13: The number of shares and the percentage are based on 962,335 shares of Common Stock outstanding as of August 6, 2026 as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2026 filed on August 10, 2026 with the Securities and Exchange Commission. The Reporting Person may be deemed to have shared voting and dispositive power over the securities with Joseph Hammer.
  Note to 12: The aggregate amount in Row 11 represents the maximum amount of shares that the Reporting Person can beneficially own under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of the securities beneficially owned by the Reporting Person would exceed this restriction.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Expion Energy, Inc.
Address of issuer's principal executive offices: 2025 SW Deerhound Ave, Redmond, Oregon (OR), 97756

## Item 2. Identity and Background
Name of person filing: (i) Five Narrow Lane, LP ("FNL"), (ii) Five Narrow Lane General Partner, LLC (the "General Partner"), (iii) Joseph Hammer ("Mr. Hammer"), and (iv) Arie Rabinowitz ("Mr. Rabinowitz")
Residence or business address: The address of the principal place of business of each of the Reporting Persons is 510 Madison Avenue, Suite 1401, New York, NY 10022.
Present principal occupation or employment: Each of Mr. Hammer and Mr. Rabinowitz are employed by LHX Corp., a family office which is a service provider to Five Narrow Lane, LP. The address of LHX Corp. is 510 Madison Avenue, 14th Floor, New York, NY 10022.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses of the Reporting Persons with respect to Row 6 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The purchase of the securities reported herein was funded with the working capital of FNL. On August 21, 2026, FNL entered into a securities purchase agreement (the "Purchase Agreement") with Expion Energy, Inc. (the "Issuer" or the "Company") and the other purchasers identified on the signature pages thereto in a private placement, pursuant to which FNL purchased (i) an 8% Convertible Debenture Due August 21, 2029 (the "Convertible Debenture") in the aggregate principal amount of $4,500,000, initially convertible into 4,500 shares (the "Preferred Conversion Shares") of a series of the Issuer's preferred stock to be designated the Series A-1 8% Convertible Preferred Stock (the "Series A-1 Preferred Stock"), and (ii) a Common Stock Purchase Warrant (the "Warrant") to purchase up to 1,058,609 shares of Common Stock, which is equal to 100% of the shares of Common Stock issuable upon conversion of the shares of the Preferred Conversion Shares. Subject to the Company receiving shareholder approval and filing the Certificate of Designation of the Series A-1 Convertible Preferred Stock (the "Certificate of Designation") with the Nevada Secretary of State, the Convertible Debenture will automatically convert into Preferred Conversion Shares. The Preferred Conversion Shares may subsequently be converted into shares of Common Stock on the terms set forth in the Certificate of Designation (once it is filed). Unless specifically defined herein, or unless the context requires otherwise, capitalized terms used herein have the meanings set forth in the Purchase Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities were acquired for investment purposes. One or more persons identified in Item 2 may buy or sell additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, other investment opportunities available to such person, general economic, money market and stock market conditions, and other considerations as such person deems relevant.

Except as described herein, none of the persons identified in Item 2 have a present plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the "Act"). However, each such person reserves the right to propose or participate in future transactions which may result in one or more of such actions. In addition, consistent with their investment purpose, such persons may engage in communications with persons associated with the Issuer, including stockholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Until the date on which this Schedule 13D was filed with the SEC, Mr. Hammer served as a director of the Issuer and therefore engaged in discussions with the Issuer's board of directors and management as part of his duties as a director.

Pursuant to the Purchase Agreement, subject to the Issuer receiving shareholder approval, FNL (together with the other purchasers) may also elect to purchase additional shares of the Company's convertible preferred stock (the "AIR Preferred Stock") with an aggregate stated value of up to $91,000,000, representing up to 91,000 shares of AIR Preferred Stock (the "Additional Investment Right"). At each additional closing of the sale of AIR Preferred Stock pursuant to an exercise of the Additional Investment Right, the AIR Preferred Stock will be issued in a separate series (e.g., Series A-2, Series A-3, etc.) pursuant to a new certificate of designation for each such series filed by the Company with the Nevada Secretary of State. FNL (together with the other purchasers) has the right to participate in up to 33% of any subsequent issuance by the Company of Common Stock or Common Stock Equivalents, on the same terms, conditions and price provided for in such financing.

The Company expects to use the net proceeds from the private placement for (i) the acquisition of certain oil and gas assets in Eastern Louisiana, and (ii) general corporate purposes, including working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons with respect to Rows 11 and 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference. Calculations of the number and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons are based on 962,335 shares outstanding as of August 6, 2026, as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2026 filed on August 10, 2026 with the Securities and Exchange Commission.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons with respect to Row 11 of their respective cover pages to this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth or incorporated by reference into Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference in its entirety to this Item 5. Except for the transaction described in Item 3 of this Schedule 13D, the Reporting Persons have not engaged in any other transactions in the sixty days prior to the filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference into Item 3, Item 4 and Item 5 of this Schedule 13D is incorporated herein by reference in its entirety to this Item 6.
Convertible Debenture
The Convertible Debenture issued to FNL have an initial aggregate principal amount of $4,500,000 and matures on August 21, 2029 (the "Maturity Date"). Upon the Company's receipt of Shareholder Approval and the filing of the Certificate of Designation with the Nevada Secretary of State, the Convertible Debenture will automatically convert into shares of Series A-1 Preferred Stock at a conversion price of $1,000 per share, resulting in the issuance of up to 4,500 Preferred Conversion Shares.
The Convertible Debenture accrues interest on the aggregate unconverted and then outstanding principal amount at the Applicable Federal Rate from the original issue date thereof, increasing to 8% per annum commencing on the first anniversary of the original issue date. Interest is payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the original issue date, on the conversion date, and on the Maturity Date, in each case payable in cash. From and after the occurrence and during the continuance of an Event of Default (as defined in the Convertible Debenture), the interest rate will increase by 5% per annum.
The Convertible Debenture is the direct, unsecured debt obligations of the Company.
So long as at least $2,250,000 in aggregate principal amount of the Convertible Debentures remains outstanding, the Company is subject to certain negative covenants, including restrictions on the incurrence of additional indebtedness, the creation of liens, the payment of cash dividends, and the repurchase of the Company's equity securities, in each case subject to certain exceptions.
The Company may not prepay any portion of the principal amount of a Convertible Debenture without the prior written consent of the holders of the Convertible Debentures.
Series A-1 Preferred Stock and AIR Preferred Stock
The stated value of the Series A-1 Preferred Stock is $1,000 per share, subject to increase as set forth in the Certificate of Designation, and the stated value of the AIR Preferred Stock is $1,000 per share (as applicable, the "Stated Value"). Each share of the Series A-1 Preferred Stock and the AIR Preferred Stock will be convertible, at any time and from time to time, from and after the applicable original issue date thereof at the option of the holder thereof, into that number of shares of Common Stock (subject to the Beneficial Ownership Limitation (as defined in the Certificate of Designation) and the Issuable Maximum) determined by dividing the Stated Value of such share of the Series A-1 Preferred Stock and the AIR Preferred Stock, as applicable, by the conversion price thereof.
The initial conversion price for the Series A-1 Preferred Stock is $4.25 per share, which is equal to 105% of the average of the daily VWAPs for the five trading days prior to August 21, 2026, and is subject to adjustment as described in the Certificate of Designation, including in the event of dilutive issuances (subject to certain exceptions).
The Series A-1 Preferred Stock and AIR Preferred Stock bear cumulative dividends that accrue at a per annum rate of 8%, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first anniversary of the issuance date of the Series A-1 Preferred Stock and AIR Preferred Stock, as applicable, and on each Conversion Date (as defined in the applicable certificate of designation) thereafter, payable in cash, or at the Company's option, in duly authorized, validly issued, fully paid and non-assessable registered shares of Common Stock, or a combination thereof.
Except as otherwise set forth in the applicable certificate of designation or required by law, the Series A-1 Preferred Stock and AIR Preferred Stock have no voting rights.
Warrant
Pursuant to the Purchase Agreement, the Company agreed to issue to FNL a Warrant to purchase shares of Common Stock, equal to 100% of the shares of Common Stock issuable upon conversion of the shares of the Series A-1 Preferred Stock to be issued upon conversion of the Debenture. The Warrant is exercisable for an aggregate of up to 1,058,609 shares of Common Stock. The Warrant has an initial exercise price per share of $4.25, which is equal to the initial conversion price of the Series A-1 Preferred Stock (the "Exercise Price"). The Exercise Price is subject to adjustment on the same terms of adjustment set forth in the Certificate of Designation, including in the event of dilutive issuances (subject to certain exceptions). The Warrant will be exercisable, subject to the Beneficial Ownership Limitation and the Issuable Maximum, immediately upon issuance, and will have a term of exercise equal to five years.
If a registration statement under the Securities Act registering the resale of the shares of Common Stock underlying the Warrants is not effective, FNL may elect to exercise the Warrants through a cashless exercise.
Registration Rights Agreement
In connection with the Purchase Agreement, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with the FNL and the other purchasers pursuant to which the Company agreed to file (a) a resale registration statement with respect to the public resale of the Common Stock issuable upon conversion of the Series A-1 Preferred Stock and upon exercise of the Warrants not later than 20 days after the Company receives Shareholder Approval, and to use commercially reasonable efforts to cause such registration statement to become effective no later than 45 days after the Company receives Shareholder Approval, or 75 days in the event of a "full review" by the Securities and Exchange Commission (the "SEC"), and (b) a resale registration statement with respect to the public resale of the Common Stock issuable upon conversion of the AIR Preferred Stock not later than the earliest practical date on which the Company is permitted by SEC guidance to file such registration statement after each closing of the exercise of any Additional Investment Right, and to use commercially reasonable efforts to cause each such registration statement to become effective no later than 30 days after filing, or 60 days in the event of a "full review" by the SEC.
The foregoing descriptions of the Purchase Agreement, Debenture, Warrant, Certificate of Designation, and Registration Rights Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to the complete text of such documents, which are attached as Exhibits B, C, D, E and F, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement
Exhibit B - Form of Certificate of Designation of Preferences, Rights and Limitations of Series A-1 8% Convertible Preferred Stock
Exhibit C - Form of 8% Convertible Debenture Due August 21, 2029
Exhibit D - Form of Common Stock Purchase Warrant
Exhibit E - Form of Securities Purchase Agreement
Exhibit F - Registration Rights Agreement

## Signatures
- Five Narrow Lane, LP: /s/ Arie Rabinowitz, Managing Member of the general partner, Five Narrow Lane General Partner, LLC (08/28/2026)
- Five Narrow Lane General Partner, LLC: /s/ Arie Rabinowitz, Managing Member (08/28/2026)
- Joseph Hammer: /s/ Joseph Hammer, Joseph Hammer (08/28/2026)
- Arie Rabinowitz: /s/ Arie Rabinowitz, Arie Rabinowitz (08/28/2026)